Exhibit 4.4

January 2016

Strictly Private & Confidential Michael J Rogers

Dear Mike,

This letter sets out the terms of your appointment as a non-executive director of The Royal Bank of Scotland Group plc ("the Group"), The Royal Bank of Scotland plc ("the Royal Bank") and National Westminster Bank Plc ("NatWest"), (together "the Companies"), with effect from 26 January 2016. Your appointment will be for an initial term that extends to the conclusion of the Companies' next Annual General Meetings and thereafter will be subject to re-election as described below. It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies. Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

2. Termination

Your appointment may be terminated by either party giving written notice to the other, such notice to take immediate effect.

In the event that your re-election is not approved by shareholders, your appointment will terminate automatically with immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your role including preparation for and attendance at the Board meetings of the Companies, Annual General and any other General Meetings of the Companies and the annual Board strategy offsite.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

4. Role

Your principal responsibilities and duties are set out in the role profile which is attached.

Non-executive Directors have the same legal responsibilities to the Companies as any other director and you should have particular regard to the duties set out in the Companies Act 2006 (the "2006 Act"). You will have particular regard to the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

"A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

(a)	the likely consequences of any decision in the long term,

(b)	the interests of the company’s employees,

(c)	the need to foster the company’s business relationships with suppliers, customers and others,

(d)	the impact of the company’s operations on the community and the environment,

(e)	the desirability of the company maintaining a reputation for high standards of business conduct, and

(f)	the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

5. Regulatory Requirements

Until 7 March 2016, the role of non-executive director is a significant influence controlled function (CF2) which requires the role holder to be approved by the PRA and FCA and to comply with the PRA and FCA's regulatory requirements including the Statements of Principle and Code of Practice for Approved Persons.

With effect from 7 March 2016, the PRA and FCA are introducing a new regulatory regime to strengthen individual accountability in banking which replaces the Approved Persons' Regime. Only certain non-executive directors (those who will hold Senior Manager Functions under the Senior Managers' Regime) will require prior regulatory approval to perform their role. On 7 March 2016, you will become a Notified Non-executive Director (being a non-executive director of the Companies who does not hold a Senior Manager Function role) and your approval as CF2 will cease on that date.

It is a condition of your appointment that you comply with all applicable regulatory requirements, including but not limited to complying with the PRA and FCA Conduct Rules, as they apply from time to time to Notified Non-executive Directors. Further details are available on request from the Chief Governance Officer and Board Counsel.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director in line with the PRA and FCA's regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the regulators.

6. Remuneration

As a non-executive director you will be paid a fee of £72,500 per annum, which covers membership of all three Boards, plus the relevant fee(s) for any additional Committee membership(s) you may assume. Your remuneration will be reviewed annually and is disclosed in the Group's Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

7. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have declared any actual or potential conflicts of interest that are apparent at present.

The agreement of the Boards must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Companies. In particular, you must notify the Chief Governance Officer and Board Counsel as early as possible if you are contemplating any additional appointments.

Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your RBS roles. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship. The regulator, may at its discretion, grant a waiver to enable one additional non-executive position to be held. The Chief Governance Officer and Board Counsel monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions), these should be disclosed to the Chief Governance Officer and Board Counsel as soon as they are apparent to you. This is to enable such conflicts to be authorised or noted, as applicable, by the Boards in accordance with the Companies Act 2006.

Further details are set out in the Group's Guidelines on Conflicts of Interest, a copy of which is attached to this letter.

8. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Board.

You acknowledge the need to hold and retain the Companies' information in whatever format it is received) under appropriately secure conditions.

As a director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof.

Please contact the Chief Governance Officer and Board Counsel if you subsequently require access to information. The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that they may prohibit them from doing so.

9. Review Process

Your performance as a non-executive director will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, the Board as a whole and its Committees. If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate.

10. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors' and officers' liability insurance. It is intended to maintain such cover for the full term of your appointment.

11. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Senior Independent Director or the Chief Governance Officer and Board Counsel. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

12. Dealing in Securities / Investments

As a director, you are subject to the RBS Group Staff Dealing Rules (which incorporate the UK Listing Authority’s ‘Model Code’). As such, you cannot deal in RBS securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of RBS results) or at any time while you are in possession of ‘inside information’.

You are also required to obtain permission before dealing in RBS securities and, in accordance with the FCA Disclosure and Transparency Rules, must also disclose to the Bank any ‘own account’ dealing in such securities by you or your ‘connected persons’. A copy of the RBS Group Staff Dealing Rules will be provided as part of your Induction along with further details of your obligations under these rules and the associated disclosure requirements.

13. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with English law and your engagement shall be subject to the jurisdiction of the English courts.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me at House A, RBS, PO Box 1000, Edinburgh, EH12 1HQ.

Yours sincerely

/s/ Aileen Taylor
Aileen Taylor Chief Governance Officer and Board Counsel For and on behalf of the Companies

/s/ Michael J. Rogers
Michael J. Rogers

Date:	25/1/2016

Enclosures:

Notified non-executive director role profile

Guidelines on Conflicts of Interest